SABRA HEALTH CARE REIT, INC. AND SUBSIDIARIES
COMPUTATION OF RATIOS OF EARNINGS TO FIXED CHARGES
(dollars in thousands)

	Three Months Ended September 30,		Nine Months Ended September 30,
	2012	2011	2012	2011

Earnings
Pre-tax net income	$5,226	$2,344	$15,554	$5,678
Add:
Fixed charges	9,545	7,631	25,406	22,744
Earnings, as adjusted	$14,771	$9,975	$40,960	$28,422

Fixed charges
Interest expensed and capitalized	$8,508	$7,115	$22,915	$21,230
Amortized premiums, discounts and capitalized expenses related to indebtedness	1,030	509	2,469	1,496
Estimate of interest within rental expense	7	7	22	18
Fixed charges, as adjusted	$9,545	$7,631	$25,406	$22,744

Ratio of earnings to fixed charges	1.55	1.31	1.61	1.25